Crypto 1 Acquisition Corp

1221 Brickell Avenue

Suite 900

Miami, Florida 33131

VIA EDGAR

December 1, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Shih-Kuei Chen and Erin E. Martin

Re:	Crypto 1 Acquisition Corp Amendment No. 2 to Registration Statement on Form S-1 Filed November 30, 2021 File No. 333-261051

Dear Mr. Chen and Ms. Martin:

Crypto 1 Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 1, 2021, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on November 30, 2021 (the “Draft Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the Commission through EDGAR.

Commission Comment re: Amendment No. 2 to Registration Statement on Form S-1 filed November 30, 2021

General

1.	We note your response to comment 1 and the revisions throughout that you "will not pursue targets that are incorporated, organized or have their principal business operations in China or Hong Kong." Please revise to clarify, if true, that you also will not consummate an initial business combination with such entities. Please also address whether you may pursue or undertake a business combination with a target with principal business operations in Macau.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue any target nor consummate an initial business combination with any entity that is incorporated, organized or has its principal business operations in China, Hong Kong or Macau.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Edward P. Bromley III, at ebromley@reedsmith.com or by telephone at (609) 514-8544.

Sincerely,

/s/ David Hytha
David Hytha Chief Financial Officer
Crypto 1 Acquisition Corp
cc:	Edward P. Bromley III, Esq.